February 7, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. H. Christopher Owings

Re:	Targa Resources Partners LP Registration Statement on Form S-1 (File No. 333-138747) (the “Registration Statement”)
Dear Ladies and Gentlemen:
In connection with the proposed offering of up to 19,320,000 common units, we wish to advise you that we, as a representative of the underwriters, hereby join the Partnership’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 8, 2007 at 11:00 A.M., Eastern Daylight Time or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: February 1, 2007

(ii)	Dates of distribution: February 1, 2007 — February 6, 2007

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 11

(iv)	Number of prospectuses so distributed: approximately 46,000

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).
Very truly yours,
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
A.G. Edwards & Sons, Inc.
Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
Wachovia Capital Markets, LLC
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Sanders Morris Harris, Inc.

By:	Citigroup Global Markets Inc.

	By:	/s/ John Cocchiarella

	Name:	John Cocchiarella
	Title:	Senior Vice President and Counsel